UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K and Form 10-KSB  [ ]Form 20-F
             [ ]Form 11-K [X]Form 10-Q and Form 10-QSB
             [ ]Form N-SAR
                                             ___________________
For Period Ended:  June 30, 1997            |                   |
[ ] Transition Report on Form 10-K          | SEC FILE NUMBER   |
[ ] Transition Report on Form 20-F          |     1-11596       |
[ ] Transition Report on Form 11-K          |___________________|
[ ] Transition Report on Form 10-Q           ___________________
[ ]  Transition Report on Form N-R          |                   |
For the Transition Period Ended: ______     |    CUSIP NUMBER   |
                                            |    714157-10-4    |
                                            |___________________|
 ________________________________________________________________
| Read Instruction (on back page) Before Preparing Form.  Please |
| Print or Type.  Nothing in this form shall be construed to     |
| imply that the Commission has verified any information         |
| contained herein.                                              |
|________________________________________________________________|

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____
_________________________________________________________________.
_________________________________________________________________
PART I -- REGISTRANT INFORMATION
_________________________________________________________________
Full Name of Registrant
Former Name if Applicable
                  Perma-Fix Environmental Services, Inc.
_________________________________________________________________
Address of Principal Executive Office (Street and Number)

                         1940 Northwest 67th Place
_________________________________________________________________
City, State and Zip Code
                     Gainesville, Florida  32653
_________________________________________________________________
PART II -- Rules 12b-25(b) and (c)
_________________________________________________________________
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b) [paragraph 23,047], the following should be completed.

(Check box if appropriate).
      |
      |  (a) The reasons described in detail in Part III of this
      |      form could not be eliminated without unreasonable
      |      effort or expense;
      |
[X]   |  (b) The subject annual report, semiannual report,
      |      transition report on Form 10-K, Form 20-F, 11-K,
      |      Form N-SAR, or portion thereof, will be filed on
      |      or before the fifteenth calendar day following
      |      the prescribed due date or the subject quarterly
      |      report of transition report on Form 10-Q, or
      |      portion thereof, will be filed on or before the
      |      fifth calendar day following the prescribed due
      |      date; and
      |
      |  (c) The accountant's statement or other exhibit
      |      required by Rule 12b-25(c) has been attached if
      |      applicable.
_________________________________________________________________
PART III -- NARRATIVE
_________________________________________________________________
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

As a result of certain transactions which occurred in the latter part of the second quarter of 1997 and during the first few weeks of the third quarter of 1997, the Registrant has been unable to prepare certain financial information required by Form 10-Q for the quarterly period ended June 30, 1997, without unreasonable effort or expense. Accordingly, additional time is needed by the Registrant to complete the disclosures required for its Form 10-Q for the quarterly period ended June 30, 1997.

_________________________________________________________________
PART IV -- OTHER INFORMATION
_________________________________________________________________
(1) Name and telephone number of person to contact in regard to this notification:

    Richard T. Kelecy            352            395-1351
    ______________________   __________     _________________
    (Name)                   (Area Code)    (Telephone Number)

(2)  Have all other periodic reports under Section 13 or
     15(d) of the Securities Act of 1934 or Section 30 of
     the Investment Company Act of 1940 during the pre-
     ceding twelve months (or for such shorter period
     that the registrant was required to file such
     reports) been filed?                            [X]YES  [ ]NO

     If the answer is no, identify reports.

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period
     for the last fiscal year will be reflected by the
     earnings statements to be included in the subject
     report, or portion thereof?                     [X]YES  [ ]NO

    If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    See Attachment "A"


                  Perma-Fix Environmental Services, Inc.
                __________________________________________
                Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 12, 1997        By:    /s/ Richard T. Kelecy
                                _______________________________
                                Richard T. Kelecy,
                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
_________________________________________________________________
                                 ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
_________________________________________________________________

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
    Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form
    12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter). [Added in Release No. 34-31905 (paragraph 85,111), effective
    April 26, 1993, 58 FR 14628.]

                          ATTACHMENT "A"

It is anticipated that the registrant's net loss for the quarter ended June 30, 1997, will be approximately $443,000, and after giving effect to the payment by the registrant of approximately $82,000 in preferred stock dividends in such quarter, a net loss of approximately $525,000 (or approximately $.05 per share). In comparison, the registrant recorded net income of approximately $182,000 (or approxi-mately $.02 per share) for the quarter ended June 30, 1996.




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